Exhibit 99.2

SAVERONE 2014 LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of SaverOne 2014 Ltd. (the “Company”) hereby appoints Ori Gilboa, Chief Executive Officer, agent and proxy of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at Em Hamoshavot Rd. 94, Petah Tikva, Israel, on Tuesday, September 29, 2026 at 3:00 p.m. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SAVERONE 2014 LTD.

SEPTEMBER 29, 2026

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR
THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2025 and to transact such other business as may properly come before the meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve the re-appointment Fahn Kanne & Co. Grant Thornton Israel as our independent registered public accounting firm for the year ending December 31, 2026, and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To re-elect Ori Gilboa as a Class II Director to our Board of Directors (the “Board”) for a three-year term.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To re-elect Shlomo Shalev to our Board as an external director for a three-year term ending September 29, 2029.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve the Company’s compensation policy of the Office Holders (as defined in the Israeli Companies Law 5759-1999) of SaverOne 2014 Ltd.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve certain employment and compensation terms for our CEO, Ori Gilboa.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To approve certain employment and compensation terms for our Chairman, Jacob Tenenbaum.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8.	To approve an equity grant for certain of the Company’s non-executive directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

9.	To approve the Company’s ability to conduct a reverse share split.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_______, 2026
NAME	SIGNATURE	DATE

_______, 2026
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.